Robert S. Kant
Tel 602.445.8302
Fax 602.445.8100
KantR@gtlaw.com
April 1, 2011
VIA E-MAIL, FEDERAL EXPRESS
     AND THE EDGAR SYSTEM
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	MarineMax, Inc.
Form 10-K for Fiscal Year Ended September 30, 2010
Filed December 2, 2010
Definitive Proxy Statement on Schedule 14A
Filed December 10, 2010
Form 10-Q for Fiscal Quarter Ended December 31, 2010
Filed February 8, 2011
File No. 001-14173
Dear Mr. Owings:
               The following is in response to your letter dated March 23, 2011. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.
Form 10-K for Fiscal Year Ended September 30, 2010
Item 1. Business, page 1
Our Company, page 1
1.	SEC Comment: Please disclose your basis for the following statements:
•	“We are the largest recreational boat dealer in the United States” on pages 1 and 40.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
Company Response: The Company is absolutely confident that it is the largest boat dealer in the United States based on its knowledge of the industry, its status as the only publicly owned boat dealer, its participation in trade organizations, its relationship with boat manufacturers, and its interaction with financial institutions. On the other hand, a “top ten” list is not published annually by any organization. Boating Industry Magazine, however, has recognized the Company as the largest marine dealer in North America. In addition, reports by various investments banking firms refer to the Company as the country’s largest boat dealer.
•	“We...believe that we are well positioned for long-term success and growth when economic conditions improve” on page 5.
Company Response: The basis for this statement is very clear. Obviously, the country experienced a very severe recession, which had a very negative effect on many aspects of the economy, not surprisingly including boat sales. As stated on page 5 of the Company’s Form 10-K Report:
“Our growth was interrupted during the fiscal year ended September 30, 2007, primarily as a result of factors related to the deteriorating housing market and general economic conditions. Substantially deteriorating economic and financial conditions, reduced consumer confidence and spending, increases in fuel prices, lower credit availability, financial market declines, and asset value deterioration all contributed to substantially lower financial performance in the fiscal years ended September 30, 2008 and 2009 including significant losses, and a pre-tax loss in the fiscal year ended September 30, 2010.
We have taken a number of actions to address recent market and economic conditions, including deferring our acquisition program, slowing our new store openings, reducing our inventory purchases, engaging in inventory reduction efforts, closing a number of our retail locations, significantly reducing our headcount, and modifying our debt structure and credit agreement. We cannot predict the length or severity of the current recessionary environment or the magnitude of the effects it will have on our operating performance nor can we predict the effectiveness of the measures we have taken to address this environment.”

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
Therefore, the disclosure makes it clear that economic conditions substantially affected the Company’s business and that the Company took steps to address those conditions. The Company believes that these steps position itself for long-term success and growth when economic conditions improve.
•	“[O]ur position as the nation’s leading recreational boat dealer” on page 6.
Company Response: Reference is made to the Company’s first comment above.
•	“[W]e have...substantially outperform[ed] the industry” on page 41.
Company Response: The Company reviews a wide range of industry statistics, including the National Marine Manufacturer Association Recreational Boating Abstract, which is a comprehensive summary of statistics on recreational boating in the United States, and Boating Industry Magazine. The Company also reviews reports from its principal boat manufacturer, Brunswick Corporation, which is the world’s largest boat manufacturer. These statistics made it clear to the Company that its performance, although adversely effected, has been better than the industry.
Item 1A. Risk Factors, page 23
The availability and costs of borrowed funds..., page 23
2.	SEC Comment: Please revise the risk factor to quantify, as of September 30, 2010, the age of your inventory and the corresponding allowable advance rate under your credit facility. Please also disclose the different levels of allowable advance rate, with the corresponding ages of inventory, set forth under your credit facility.

Company Response: The provisions of the Company’s credit agreement are complex. The inventory aging provisions of the credit facility are not meaningful since the aging metrics change on a daily basis. The Company discloses on a quarterly basis the outstanding loans under its credit agreement and the amount of additional loan availability, which is the most important information for investors. The Company also discloses the effect of a hypothetical 100 basis point increase in LIBOR and the related increase in annual pre-tax interest expense.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Overview, page 40
3.	SEC Comment: We note your disclosure on pages 24 and 44 that you are increasing your efforts to grow, and are shifting your product mix towards, the financing and insurance; service, parts and accessories; and brokerage segments of your business. Please add disclosure to clarify whether this increased effort and shift in product mix is a short-term strategy for the current economic climate, or whether it is part of your long-term strategy to make your business less dependent on the new and used boat sales segments.

Company Response: The Company stated on page 24 of its Form 10-K Report:
“We are increasing our efforts to grow our financing and insurance, parts and accessory, service, and boat storage businesses to better serve our customers and thereby increase revenue and improve profitability to these higher margin businesses. In addition, we are implementing aggressive programs to substantially increase the sale over the Internet of used boats, parts, accessories and supplies. These efforts and programs are designed to increase our revenue and reduce our dependence on the sale of new boats. These business initiatives will require us to add personnel, enter business in which we do not have extensive experience, and encounter substantial competition. As a result, we may not be successful and we may increase our expenses.”
The Company never stated it was shifting its product mix. Instead, the Company merely stated it was increasing its efforts to grow other parts of its business, but also disclosed the fact that it may not be successful in those efforts.
Liquidity and Capital Resources, page 46
4.	SEC Comment: We note that you disclose on page 40 that the weakness in consumer spending has caused you to defer your acquisition program and delay new store openings. Accordingly, please clarify why you have identified “growth through acquisitions and new store openings” as one of

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
your primary cash needs. If you plan to resume your acquisition strategy in fiscal 2011, then please disclose such information in the “—Overview” subsection.

Company Response: The Company stated as follows on page 5 of its Form 10-K Report:
“Despite the foregoing actions, we are maintaining our core values of customer service and satisfaction and plan to continue to pursue strategies that will enable us to achieve long-term growth... Upon a return to more normal economic conditions, we plan to resume expanding our business through acquisitions in new geographical territories, and new store openings in existing territories. In addition, we plan to continue to expand other services, including conducting used boat sales; offering yacht and boat brokerage services; offering our customers the ability to finance new or used boats; offering extended service contracts; arranging insurance coverage, including boat property, credit-life, accident, disability, and casualty coverage; selling related marine products, including engines, trailers, parts, and accessories; providing maintenance and repair services at our retail locations and at stand-alone service facilities; and expanding our ability to provide slip and storage accommodations. Our expansion plans will depend upon the return of normal economic conditions.”
The Company has completed more than 20 acquisitions and opened 28 new retail locations in existing territories since its formation. Acquisitions and new store openings remain important strategies of the Company. As clearly indicated, the Company plans to resume growth through acquisitions and new store openings when more normal economic conditions return. The Company, however, cannot predict when more normal economic conditions will return.

5.	SEC Comment: Please discuss here or in the “Business” section the obligation of your dealerships to pay to you dividends and other payments and clarify whether such dividends and other payments are based on your dealerships’ sales of the products and performance of the services described in pages 9 through 13. Please also specify the types of contributions from your dealerships that constitute “other payments.”

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
Please also clarify whether you consider such dividends and other payments to be cash provided by operating activities.

Company Response: The Company currently owns 100% of its dealerships through wholly owned corporate subsidiaries or limited liability companies. In the future, the Company may utilize other structures. Accordingly, distributions from the dealerships are totally within the control of the Company and are not subject to contractual or other restrictions. Corporate subsidiaries pay dividends, and limited liability companies make distributions. Other owned entities may make other types of payments. Such dividends and other payments are not based on the sales of products and performance of services of the dealerships.

6.	SEC Comment: When you have identified more than one reason for a material change to a financial statement line item, please quantify each reason you cite as impacting such line item. For example, you state that for the fiscal year ended September 30, 2010, cash provided by operating activities was primarily related to a decrease in inventories, a decrease in accounts receivable from manufacturers, and a decrease in income tax receivable, partially offset by a decrease in accounts payable. However, you do not quantify the impact attributable to each component. Please also discuss the specific underlying factors that caused each reason you cite to occur. For example, you state that there was a decrease in accounts receivable from manufacturers but do not discuss why such decrease occurred. Please revise accordingly throughout this section. See Instruction 4 to Item 303(a) of Regulation S-K.

Company Response: The Company believes it has provided adequate disclosures of known trends, the impact of any significant economic changes, and a discussion of the causes of material changes over the reported periods in financial statement line items “to the extent necessary to an understanding of the registrant’s businesses as a whole,” as required by Instruction 4 to Item 303(a) of Regulation S-K.
Item 9A. Controls and Procedures, page 50
Limitations on the Effectiveness of Controls, page 50
7.	SEC Comment: We note your disclosure in this section that “[a] control system...can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please confirm to us and revise to disclose, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II.F.4 of Release No. 33-8238 (June 5, 2003).

Company Response: The Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the principal executive officer and the principal financial officer concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

In future filings, the Company will revise the second paragraph of the disclosure under Part II, Item 9A of our Form 10-K and Part I, Item 4 of the Forms 10-Q to read as follows:
“Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.”
Exhibits 10.21(f), 10.21(g) and 10.28
8.	SEC Comment: We note that the exhibits to the agreements filed as the above referenced Exhibits were not filed with such agreements. While you may omit schedules, exhibits and similar attachments to agreements filed pursuant to Item 601(b)(2) of Regulation S-K, you must include all schedules, exhibits and similar attachments to agreements filed pursuant to Item 601(b)(10) of Regulation S-K. Accordingly, please amend your 10-Q for fiscal quarter ended June 30, 2010 to re-file the agreements filed as Exhibits 10.21(f) and 10.21(g) and include the exhibits to such agreements. Please re-file a complete copy of the agreement filed as Exhibit 10.28 with your next periodic report.

Company Response: The Company does not believe that the omitted exhibits materially enhance a reader’s understanding of the filed agreements. Specifically, with respect to Exhibits A, B, and C, to Exhibit 10.21(f), the

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
information omitted consists of a list of the Company’s vendors, a list of its existing liens, and a list of its current locations, respectively; none of this information is material to a reader’s understanding of the agreement, which is summarized on pages 15-16 of the Company’s Form 10-K Report. Similarly, Exhibits A, B, and C to Exhibit 10.21(g) and Exhibit A to Exhibit 10.28 are simply blank administrative form documents for the Company to complete at various times for the respective lenders pursuant to the terms of the agreements.
Exhibits 31.1 and 31.2
9.	SEC Comment: The certifications required by Exchange Act Rule 13a-14(a) should conform to the form set forth in Item 601(b)(31)(i) of Regulation S-K. Accordingly, please revise paragraph 4(d) of such certifications to delete the word “annual” and to include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report).”

Company Response: In future filings with the Commission, the Company will delete the word “annual” and include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” on Exhibits 31.1 and 31.2 to conform with the form set forth in Item 601(b)(31)(i) of Regulation S-K.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 10
10.	SEC Comment: We note that you paid a discretionary bonus to three of your named executive officers for fiscal 2010. Please include discretionary bonuses as part of your discussion of your elements of compensation and explain how you determine whether to utilize this form of compensation, why you utilize this form of compensation and how you determine the amount to pay. See Items 402(b)(1)(iii)-(v) and 402(b)(2)(i) of Regulation S-K.

Company Response: On page 10 of the Company’s Proxy Statement, the Company states it overall compensation components as follows:
“Our compensation program for executive officers consists primarily of base salaries, incentive bonuses, discretionary bonuses, and long-term incentives in the form of stock-based awards, which may include stock options, shares of restricted common stock, restricted stock units, or RSUs, or a combination thereof.”

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
The Company stated as follows on page 14 of its Proxy Statement with respect to fiscal 2010 compensation:
“We paid discretionary cash bonuses of $25,000, $25,000, and $30,000 to Messrs. Frahn and Ezzell and Ms. Day, respectively. The bonus to Mr. Frahn reflected his efforts in restructuring our credit agreement; the bonus to Mr. Ezzell reflected his successful enhancing of our accounting and finance team; and the discretionary bonus to Ms. Day reflected her assumption of additional duties in our human resources department following the untimely death of our Vice President of Human Resources.”
Therefore, the Company disclosed that discretionary bonus are part of the compensation mix. The Company, however, has no set plan of when to utilize this form of compensation or the amount to pay. The discretionary bonuses in fiscal 2010 were entirely discretionary, and the Company explained each element of its compensation, the amount paid, and the reasons for the payment. Clearly, discretionary bonuses are not paid each year; the reasons for any payment vary; and the amounts paid, if any, depend on circumstances.
Grants of Stock-Based Awards, page 12
11.	SEC Comment: We note that you state that your stock-based awards may include stock options, restricted common stock and restricted stock units. Please discuss your basis for allocating among each different form of stock-based award. See Item 402(b)(2)(iii) of Regulation S-K.

Company Response: The Company has no ongoing policy for allocating its stock-based awards among stock options, restricted common stock, and restricted stock units. The Company maintains the flexibility to grant each type of stock-based award. Each year the Compensation Committee recommends the allocations for the fiscal year following advice from the committee’s compensation consultants, an analysis of peer companies, specific goals to be achieved, and a wide range of other factors. As a result, awards vary from year to year as disclosed in the Company’s Proxy Statement.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
Fiscal 2010 Compensation, page 13
Compensation Consultants, page 13
12.	SEC Comment: Please clarify whether your Compensation Committee, your management or another person engaged the compensation consultant. See Item 407(e)(3)(iii) of Regulation S-K.

Company Response: The Company clearly stated as follows on page 11 of its Proxy Statement:
“From time to time, we retain the services of independent compensation consultants to review a wide variety of factors relevant to executive compensation, trends in executive compensation, and the identification of relevant peer companies. The Compensation Committee makes all determinations regarding the engagement, fees, and services of our compensation consultants; our compensation consultants report directly to our Compensation Committee; and our compensation consultants do not perform any other services for our company.”
Incentive Compensation, page 13
13.	SEC Comment: Please explain how you determined that your executive officers satisfied 50% of their performance goals for fiscal 2010. We note that each of Messrs. McGill, McLamb and Russell achieved his company performance goals for one of the two halves of fiscal 2010. However, none of the named executive officers achieved their performance goal based on your adjusted earnings.

Company Response: As indicated in the Company’s Proxy Statement, executive officers achieved only a portion of their goals for fiscal 2010. The Compensation Committee makes the determination after reviewing a report from the Company’s Internal Audit Department.
Stock-Based Awards, page 14
14.	SEC Comment: Please disclose the factors that you considered in granting the number of restricted stock units and stock options for fiscal 2010. We note that you state on page 12 that you take into account stock-based awards previously granted, among other factors. Please explain

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
what these other factors are and how they contributed to your decision to grant the number of restricted stock units and stock options for fiscal 2010. See Item 402(b)(1)(v) of Regulation S-K.

Company Response: The Company’s compensation program for executive officers consists primarily of base salaries, incentive bonuses, discretionary bonuses, and long-term incentives in the form of stock-based awards, which may include stock options, shares of restricted stock, restricted stock units or a combination thereof. In determining compensation levels, which includes stock-based compensation, the Company periodically reviews compensation levels in its geographical area, compensation levels of companies that it deems comparable, competitive factors that enable the Company to attract executives from other companies, and compensation levels it deems appropriate to retain and motivate its executives. The Company uses this information as a point of reference, but does not benchmark or target its compensation levels against its peer group. See pages 10 and 11 of the Company’s Definitive Proxy Statement.
Executive Compensation, page 15
Summary Compensation Table, page 15
15.	SEC Comment: Please clarify how you calculated the $62,500 paid to Edward A. Russell as non-equity incentive plan compensation.

Company Response: As noted in footnote (8) on page 16 of the Company’s Proxy Statement, Mr. Russell became Executive Vice President and Chief Operating Officer in February 2010. In connection with his promotion Mr. Russell’s base salary was increased to $275,000, resulting in the blended fiscal year salary of $264,583 disclosed on page 15. The $62,500 non-equity incentive plan compensation was calculated based on his original base salary of $250,000 effective at the beginning of fiscal 2010, prior to his promotion.
Outstanding Equity Awards at Fiscal Year-End, page 18
16.	SEC Comment: We note that you provide a general description of the vesting periods for your stock options, restricted stock and restricted stock units. Please provide, via footnote, a more detailed vesting schedule with respect to each different grant of stock options, restricted stock and restricted stock units. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For further guidance, please consider Question 122.02 of our Regulation S-K Compliance and Disclosure Interpretations.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
Company Response: We believe the vesting periods are very clearly indicated on page 14 of the Company’s Proxy Statement.
“The time-based stock options vest 1/36 per month beginning on the date of grant. The index-based RSUs vest based on the relative performance of our common stock against the Russell 3000 Index over a three-year period. If the relative performance of our common stock does not exceed the relative performance of the Russell 3000 Index (measured based on the average closing price of our stock and the Russell 3000 Index from October 1, 2009 through December 31, 2009 against the average closing price of our stock and the Russell 3000 from July 1, 2012 through September 30, 2012), then none of the RSUs subject to the award will vest. If the relative performance of our common stock exceeds the relative performance of the Russell 3000 Index, then the RSUs subject to the awards will vest on a straight-line basis up to the maximum award, with 100% of the RSUs subject to the awards (the target number of RSUs) vesting, if the relative performance of our common stock exceeds the relative performance of the Russell 3000 Index by 10%, and 200% of the RSUs subject to the awards (the maximum number of RSUs) vesting if the relative performance of our common stock exceeds the relative performance of the Russell 3000 Index by 20% or more.”
Certain Transactions and Relationships, page 27
Policy Relating to Certain Transactions, page 27
17.	SEC Comment: Please describe how you determine whether a transaction is a “material” transaction and what constitutes a “direct or indirect financial interest.” Please also describe the standards applied by your Board of Directors when determining whether a transaction is “fair” to you and clarify whether such determination needs to be made by your entire Board of Directors or a majority of directors. See Item 404(b)(1)(i)-(ii) of Regulation S-K.

Company Response: The Board of Directors as a whole or, in certain cases when appropriate, a committee of the Board of Directors consisting solely of independent directors, determines whether a director or officer has a direct or indirect (i.e. any) financial interest in a transaction deemed material based

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
upon the Company’s Code of Business Conduct and Ethics and Delaware law.
Business Relationships, page 27
18.	SEC Comment: We note that you have disclosed the dollar value of the transaction as approximately $420,000. Please also disclose the approximate dollar value of Robert S. Kant’s interest in the transaction. See Item 404(a)(4) of Regulation S-K.

Company Response: The dollar value of the interest is indeterminable, but is immaterial. In addition, no disclosure is required regarding these fees under Instruction 6 of Item 404(a).
Family Relationships, page 27
19.	SEC Comment: Please disclose the dollar value of the stock options and restricted stock units granted to W. Brett McGill, in each case computed based on the aggregate grant date fair value of such stock options and restricted stock units in accordance with FASB ASC Topic 718. See Item 404(a)(4) of Regulation S-K.

Company Response: The requested disclosures will be made in future filings.
20.	SEC Comment: Please provide us with your analysis of whether you considered W. Brett McGill to have been one of your “executive officers,” as such term is defined in Exchange Act Rule 3b-7, as of the end of your last completed fiscal year. Please include in such analysis a description of Mr. McGill’s responsibilities and a discussion of whether he performs any policy making functions for you.

Company Response: The Company does not consider W. Brett McGill to be an executive officer of the Company based on widely published analysis of Rule 405 under the Securities Act of 1933 and Rule 3b-7 under the Securities Exchange Act of 1934. Mr. McGill’s title is Midwest Regional President, but that role is essentially a supervisory role of store managers. Mr. McGill does not perform any policy making functions for the Company.
Director Compensation, page 28
21.	SEC Comment: We note that Messrs. Furman, Kant, Knittel, Watters and Woodman elected to receive some of the annual retainer in shares of common stock instead of cash. Please disclose the amount that they

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
elected to receive in stock under a column titled “Stock Awards” and compute such amount based on the grant date fair value of such stock in accordance with FASB ASC Topic 718. See Item 402(k)(2)(iii) of Regulation S-K.

Company Response: Directors can elect to receive all or a portion of their fees in stock, but any such election may be changed only with 12 months prior notice. We do not believe that FASB ASC Topic 718 or Item 402(k)(2)(iii) are relevant since these were not stock awards; these directors, in essence, have done nothing more than buy stock at the current market price using proceeds from their annual retainers. In addition, we are unaware of any requirement to disclose the amount of stock a director elects to receive in lieu of cash that is owed to the director.
Ratification of Appointment of Independent Auditor, page 44
22.	SEC Comment: Please describe the nature of the services comprising the audit-related fees paid to Ernest & Young LLP. See Item 9(e)(2) of Schedule 14A.

Company Response: This category consists of fees billed for the Company’s use of Ernst & Young’s online technical research service.
Form 10-Q for Fiscal Quarter Ended December 31, 2010
23.	SEC Comment: Please comply with comments 4 through 7, as they apply to your Form 10-Q for fiscal quarter ended December 31, 2010.

Company Response: The Staff’s comment is noted and will be incorporated into the Company’s future filings with the Commission.
Exhibit 10.21(i)
24.	SEC Comment: Please amend your 10-Q for fiscal quarter ended December 31, 2010 to re-file the agreement filed as Exhibit 10.21(i) and include the exhibit to such agreement.

Company Response: The Company does not believe that the omitted exhibit materially enhances a reader’s understanding of the filed agreement. Exhibit A to Exhibit 10.21(i) is simply a blank administrative form document for the Company to complete at various times for the lender pursuant to the terms of the agreement.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

April 1, 2011
     We have been authorized by the Company to state that the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
     In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we do not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.
Sincerely,
/s/ Robert S. Kant
Robert S. Kant
RSK/bfg

cc:	Brigitte Lippmann, Special Counsel, United States Securities and Exchange Commission
Charles Lee, Attorney-Advisor, United States Securities and Exchange Commission
William H. McGill, Chairman of the Board, President, Chief Executive Officer, and Director, MarineMax, Inc.
Michael McLamb, Executive Vice President, Chief Financial Officer, Secretary, and Director, MarineMax, Inc.
Kurt M. Frahn, Vice President of Finance and Treasurer, MarineMax, Inc.